Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com


October 26, 2005

U. S. Securities and Exchange Commission
450 Fifth Street, N.W. Stop 3561
Washington, D.C. 20549

Re:       Lipidviro Tech, Inc. 8-K/A-1
         Filing date October 6, 2005 11:300 a.m. EDT

Dear Ladies and Gentlemen:

          We filed an 8-K/A for Lipidviro Tech, Inc. on October 6, 2005, under the SEC Submission Header of 6-K/A. The 6-K/A submission filed October 6, 2005, contained the 8-K Current Report for Lipidviro Tech, Inc. and was erroneously filed under the wrong SEC submission heading. We have filed today, under the correct SEC submission heading, the 8-K/A.

                                              Sincerely yours,

                                              /s/ Leonard W. Burningham

                                              Leonard W. Burningham
LWB/sg